UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File No. 0-5734

The Retirement Plan of Pioneer-Standard Electronics, Inc.

(Full Title of the Plan)

Pioneer-Standard Electronics, Inc.
6065 Parkland Boulevard,
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Pioneer-Standard Electronics, Inc.

December 31, 2001 and 2000 and for the Year Ended December 31, 2001 with Report of Independent Auditors

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and
for the Year Ended December 31, 2001

Report of Independent Auditors

The Board of Trustees
The Retirement Plan of Pioneer-Standard Electronics, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Pioneer-Standard Electronics, Inc. as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 17, 2002

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets

Investments, at fair value	$82,004,637	$81,958,969

Contribution receivable:

Employer profit sharing	—	2,300,000

Employer 401(k) match	66,500	89,786

Participants	235,820	320,356

	302,320	2,710,142

Net assets available for benefits	$82,306,957	$84,669,111

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions:

Interest and dividend income	$691,397

Contributions:

Employer	1,653,194

Participants	6,997,879

Rollovers	491,242

9,142,315

Total additions	9,833,712

Deductions:

Net depreciation in fair value of investments	5,232,712

Benefits paid directly to participants	6,958,044

Administrative expenses	5,110

Total deductions	12,195,866

Net decrease	(2,362,154)

Net assets available for benefits at beginning of year	84,669,111

Net assets available for benefits at end of year	$82,306,957

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements
December 31, 2001 and 2000 and for the
Year Ended December 31, 2001

A. Description of Plan

The following description of The Retirement Plan of Pioneer-Standard Electronics, Inc. (the “Plan”) provides only general information. Participants should refer to the summary Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pioneer-Standard Electronics, Inc. and certain of its subsidiaries (the “Company” and “Plan Administrator”) as defined in the summary plan document.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute 1 to 15 percent of their annual pre-tax compensation. The Company will match 50 percent of the participants’ contributions on the first four percent of their compensation contributed. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972 to employees credited with one thousand hours of service in the Plan year who are Plan participants at the end of the Plan year. The annual contributions may be made in cash or in Pioneer-Standard Electronics, Inc. Common Shares (“Shares”) provided that not more than fifty percent of the aggregate contribution for a Plan Year is made in Shares. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2001, the Company elected to not make a profit sharing contribution.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Pioneer-Standard Stock Pool. Participant and Company contributions are eligible to be transferred to any of the fund options of the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

A. Description of Plan (continued)

nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. At December 31, 2001, approximately $447,900 of forfeitures were used to reduce the Company’s contribution. The participant’s account determines the benefit that will ultimately be received upon retirement or termination.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts starts after the first year and is based on years of continuous service. A participant who has at least one hour of service after December 31, 1997 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 1997 were 100 percent vested after seven years of credited service.

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants are permitted to borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at one percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through biweekly or semi-monthly payroll deductions.

Payment of Benefits

On termination of participation in the Plan, for benefits commencing prior to July 1, 2002, a participant may elect to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. For benefits commencing subsequent to July 1, 2002 upon termination of participation in the Plan, the normal method of distribution of the amounts distributable to a Participant will be a lump-sum payment. Distribution of the participant’s account must commence by April 1st following the attainment of age 70-1/2 if the participant’s ownership interest is five percent or more.

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

A. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by American Express Trust Company (the “Trustee”). Equity securities, including Pioneer-Standard Electronics, Inc. Common Shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

C. Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the Trustee, Pioneer-Standard Electronics, Inc. Common Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

D. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2001	2000

American Express Trust Income Fund II	$21,293,341	$20,216,216

American Express Trust Equity Index Fund II	14,334,004	16,044,738

AXP New Dimensions Fund	12,149,707	14,821,494

Neuberger Berman Genesis Trust Fund	10,206,060	7,367,456

During 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation
(Depreciation) in
Fair Value of
Investments

Pioneer-Standard Electronics, Inc. Common Shares	$51,714

Collective trust funds	(1,838,727)

Shares of registered investment companies	(2,696,587)

Common stock	(749,112)

$(5,232,712)

E. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2001	2000

Net assets available for benefits per the financial statements	$82,306,957	$84,669,111

Less: Contribution receivable	(302,320)	(2,710,142)

Net assets available for benefits per the Form 5500	$82,004,637	$81,958,969

The Retirement Plan of Pioneer-Standard Electronics, Inc.
Notes to Financial Statements

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2001:

Contributions per the financial statements	$9,142,315

Less: Contribution receivable at December 31, 2001	(302,320)

Add: Contribution receivable at December 31, 2000	2,710,142

Contributions per the Form 5500	$11,550,137

F. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated May 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Plan was restated and amended on December 21, 2000 generally effective January 1, 2001. The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the amended Plan is qualified under Section 401(a) of the Code. However, the Plan Administrator believes that the Plan, as amended, is qualified and, therefore, the related trust is exempt from taxation.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

EIN: 34-0907152 Plan: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2001

		Description of	Current
Identity of Issuer		Investment	Value

*	American Express Trust Income Fund II	973,009 units	$21,293,341

*	American Express Trust Short-Term (25:75) Horizon Fund	13,066 units	236,330

*	American Express Trust Long-Term (65:35) Horizon Fund	46,176 units	510,985

*	American Express Trust Medium-Term (50:50) Horizon Fund	171,533 units	3,723,464

*	American Express Trust Long-Term (95:5) Horizon Fund	102,239 units	1,139,452

*	American Express Trust Long-Term (80:20) Horizon Fund	77,575 units	1,764,288

*	American Express Trust MidCap Growth Fund II	226,720 units	3,329,384

*	American Express Trust Equity Index Fund II	450,047 units	14,334,004

*	American Express Principal Cash	317 units	317

	PIMCO Total Return Fund	177,853 shares	1,860,346

	Dreyfus Founders Balanced Fund	321,391 shares	2,632,193

*	AXP New Dimensions Fund	494,292 shares	12,149,707

	Neuberger Berman Genesis Trust Fund	350,603 shares	10,206,060

*	AXP International Fund	341,755 shares	2,112,045

Self-Directed Brokerage Account:		853,896 units	2,704,216

*	Pioneer-Standard Stock Pool:

	*Pioneer-Standard Electronics, Inc. Common Stock (Cost — $1,161,644)	96,572 shares	1,226,459

	*American Express Trust Money Market II (Cost — $10,426)	10,426 units	10,426

*	Participant Loans	Interest rates ranging from 5.75% to 10.5% due by or prior to 2016	2,771,620

	Total		$82,004,637

*Represents party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC.

Date:	June 14, 2002	/s/ Richard A. Sayers II Richard A. Sayers II Executive Vice President, Chief Human Resources Officer